

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2018

Ted White
Chief Executive Officer and President
Verrica Pharmaceuticals Inc.
200 Garrett Street, Suite S
Charlottesville, VA 22902

      Re: Verrica Pharmaceuticals Inc.
          Draft Registration Statement on Form S-1
          Submitted March 30, 2018
          CIK No. 0001660334

Dear Mr. White:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on March 30, 2018

Prospectus Summary
Overview, page 1

1.   We note that entities affiliated with PBM VP Holdings, LLC beneficially own 58.4% of your shares, three of your five directors are affiliated with PBM Capital Group, LLC and PBM Capital Group, LLC provides scientific and technical, accounting, operations and back office support services to you. Please provide disclosure in the prospectus summary about your relationship with PBM Capital.

2.   We note your disclosure that that VP-102 has the potential for its active pharmaceutical ingredient to be characterized as a new chemical entity, or NCE, with the regulatory exclusivity associated with that designation. To place your disclosure in appropriate context, please expand your disclosure to describe the length and scope of regulatory exclusivity that VP-102's active pharmaceutical ingredient will qualify for upon NCE designation, and to disclose that the composition of matter for the chemical structure of cantharidin is not eligible for patent protection, as referenced on page 39.

VP-103 for the Treatment of Plantar Warts, page 3

3.   We note your disclosure that you expect to be able to substantially leverage your experience with VP-102 to develop VP-103 for the treatment of plantar warts. You also indicate in your pipeline development chart that you have completed Phase 1 development of VP-103. Please revise your disclosure to clarify whether you expect to be able to rely on the Phase 1 data collected to date for VP-103 such that if your IND is approved, you will be able to commence Phase 2 clinical trials. If this is not the case, please revise the arrow in your pipeline development chart accordingly.

Risks Associated with our Business, page 4

4.   Please expand the risk factor in the seventh bullet point to highlight the difficulty of successfully establishing coverage and adequate reimbursement for your product candidates as a result of the higher prices associated with drugs administered under the supervision of a physician and the risk that separate coverage or reimbursement may not be available for your product candidates. Please also revise the ninth bullet point in this section to specify that you do not own any issued patents.

Implications of Being an Emerging Growth Company, page 5

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of Proceeds, page 62

6.   It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of your product candidates other than VP-102 for the treatment of molloscum through regulatory approval and commercialization. Please indicate how far the proceeds from the offering will allow you to proceed with the continued development of each of your product candidates. Please also disclose the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

Selected Financial Data, page 68

7.   Please revise your pro forma net loss per share calculations so that only the latest fiscal year is presented, here and elsewhere, as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock-Based Compensation, page 75

8.   Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Business
Phase 2 Clinical Trial -- Pilot Trial, page 88

9.   We note your disclosure on page 89 that you believe the results of your Pilot Trial support your conclusion that your proprietary cantharidin formulation had comparable evidence of efficacy and safety in the trial to that of historically used compounded formulations of cantharidin when both are applied using a wooden part of a cotton-tipped swab. Please revise your disclosure to provide data regarding the efficacy and safety of historically used compounded formulations of cantharidin to support this statement.

Manufacturing, page 91

10.   We note your disclosure on page 32 that you currently rely on a supplier based in the People's Republic of China to supply naturally-sourced cantharidin and that there are no assurances you would be able to enter into a similar contractual arrangement for naturally-sourced cantharidin. Please expand your disclosure on page 32 and in this section to provide the name of the supplier and the material terms of your supply agreement. In addition, please file the agreement as an exhibit to your registration statement or explain why you are not substantially dependent on the agreement. Refer to Item 101(c)(1)(iii) and Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 93

11.   Please expand your disclosure to include the foreign jurisdictions for which you have made patent applications.

Report of Independent Public Accounting Firm, page F-2

12.   Please have your auditors revise their report to include your shareholders as an addressee, as required by PCAOB Auditing Standard 3101.

General

13.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

You may contact Bonnie Baynes at (202) 551-4924 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Irene Paik at (202) 551-6553 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Divakar Gupta, Esq.